UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. ("SFL" or "the Company”) for the six months ended June 30, 2020.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-237971) and the Company’s Registration Statement on Form F-3D (Registration No. 333-237970) each filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2020.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2020

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2020 and June 30, 2019	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2020 and June 30, 2019	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and June 30, 2019	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2020 and June 30, 2019	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 35
Cautionary Statement Regarding Forward-Looking Statement	Page 47
Signatures	Page 49

SFL Corporation Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $, except per share amounts)

	Six months ended
	June 30,
	2020	2019
Operating revenues
Interest income related parties – direct financing leases	946	1,932
Interest income other – sales-type, direct financing leases and leaseback assets	33,275	26,484
Service revenue related parties – direct financing leases	3,591	4,887
Profit sharing revenues - related parties	10,358	1,547
Profit sharing income - other	1,218	—
Time charter revenues - related parties	26,663	25,752
Time charter revenues - other	132,011	143,225
Bareboat charter revenues - other	6,437	12,494
Voyage charter revenues - other	23,775	9,428
Other operating income	2,087	1,696
Total operating revenues	240,361	227,445
Gain on sale of assets and termination of charters, net	2,250	—
Operating expenses
Vessel operating expenses - related parties	15,250	16,453
Vessel operating expenses - other	63,514	49,059
Depreciation	55,298	58,648
Vessel impairment charge	80,511	—
Administrative expenses - related parties	587	894
Administrative expenses - other	5,458	5,011
Total operating expenses	220,618	130,065
Net operating income	21,993	97,380
Non-operating income/(expense)
Interest income - related parties, long term loans to associated companies	7,064	7,064
Interest income - related parties, other	179	850
Interest income - other	1,043	2,376
Interest expense - other	(71,273)	(72,165)
Gain on repurchase of bonds	1,081	1,802
Gain on settlement of related party loan notes	4,446	—
(Loss)/gain on investments in debt and equity securities	(18,236)	27,323
Dividend income - related parties	3,884	2,164
Other financial items, net	(31,583)	(14,072)
Net (loss)/income before equity in earnings of associated companies	(81,402)	52,722
Equity in earnings of associated companies	6,246	8,991
Net (loss)/income	(75,156)	61,713
Per share information:
Basic (loss)/earnings per share	$(0.70)	$0.57
Diluted (loss)/earnings per share	$(0.70)	$0.56
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $)

	Six months ended
	June 30,
	2020	2019
Net (loss)/income	(75,156)	61,713

Fair value adjustments to hedging financial instruments	(20,071)	(11,648)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	6,369	—
Fair value adjustments to investment securities classified as available-for-sale	1,177	(296)
Other comprehensive (loss)/income	(107)	22
Other comprehensive loss, net of tax	(12,632)	(11,922)

Comprehensive (loss)/income	(87,788)	49,791
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30, 2020 and December 31, 2019
(in thousands of $, except share data)

	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	152,124	199,521
Restricted cash	7,994	3,495
Investments in debt and equity securities	35,320	74,079
Due from related parties	13,138	22,399
Trade accounts receivable	6,001	4,583
Other receivables	22,071	20,132
Inventories	9,280	7,934
Prepaid expenses and accrued income	10,326	1,635
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	62,808	56,189
Financial instruments at fair value, current portion	—	520
Total current assets	319,062	390,487
Vessels and equipment, net	1,317,073	1,404,705
Vessels under finance lease, net	717,417	714,476
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	936,496	938,198
Investments in associated companies	34,642	42,161
Loans and long term receivables from related parties including associates	306,398	327,616
Financial instruments at fair value, long-term portion	—	3,479
Other long-term assets	80,024	64,248
Total assets	3,711,112	3,885,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	298,300	253,059
Finance lease liability, current portion	70,944	68,874
Due to related parties	950	3,980
Trade accounts payable	1,726	3,445
Financial instruments at fair value, current portion	563	6,067
Accrued expenses	16,008	17,132
Other current liabilities	12,549	13,279
Total current liabilities	401,040	365,836
Long-term liabilities
Long-term debt	1,292,759	1,355,029
Finance lease liability, long-term portion	1,002,558	1,037,553
Financial instruments at fair value, long-term portion	67,437	20,579
Deficit in associated companies	13,260	—
Other long-term liabilities	4	4
Total liabilities	2,777,058	2,779,001

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 200,000,000 shares authorized; 120,629,455 shares issued and outstanding at June 30, 2020). ($0.01 par value; 200,000,000 shares authorized; 119,391,310 shares issued and outstanding at December 31, 2019).	1,206	1,194
Additional paid-in capital	482,412	469,426
Contributed surplus	583,877	648,764
Accumulated other comprehensive loss	(25,647)	(13,015)
Accumulated deficit	(107,794)	—
Total stockholders’ equity	934,054	1,106,369
Total liabilities and stockholders’ equity	3,711,112	3,885,370
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $)

	Six months ended
	June 30,
	2020	2019

Net cash provided by operating activities	122,426	113,977

Investing activities
Additions to direct financing leases and leaseback assets	(65,030)	(1,065)
Purchase of vessels, capital improvements and other additions	(40,278)	(1,099)
Proceeds from sales of vessels and termination of charters	34,581	—
Net amounts received from associated companies	15,941	22,984
Proceeds from sale of shares	21,055	—
Other investments and long term assets, net	(32,527)	(6,092)
Net cash (used in)/provided by investing activities	(66,258)	14,728

Financing activities
Shares issued, net of issuance costs	12,659	—
Principal settlements of cross currency swaps, net	(11,706)	(41,769)
Payment for early settlements of interest rate swaps, net	(4,539)	—
Repurchase of bonds	(64,795)	(80,749)
Proceeds from issuance of short-term and long-term debt	347,231	217,338
Repayments of short-term and long-term debt	(275,905)	(115,739)
Discounts received on debt repurchased	—	1,654
Debt fees paid	(4,199)	(3,210)
Repayment of lease obligation liability	(32,925)	(30,899)
Cash dividends paid	(64,887)	(75,325)
Net cash used in by financing activities	(99,066)	(128,699)

Net change in restricted cash and cash and cash equivalents	(42,898)	6
Cash, restricted cash and cash equivalents at start of the period	203,016	212,394
Cash, restricted cash and cash equivalents at end of the period	160,118	212,400

The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six months ended June 30, 2020 and June 30, 2019

(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2020	2019
Number of shares outstanding
At beginning of period	119,391,310	119,373,064
Shares issued	1,238,145	2,461
At end of period	120,629,455	119,375,525
Share capital
At beginning of period	1,194	1,194
Shares issued	12	—
At end of period	1,206	1,194
Additional paid-in capital
At beginning of period	469,426	468,844
Amortization of stock-based compensation	496	409
Stock-based compensation forfeitures	(30)	(49)
Shares issued	12,646	—
Adjustment to equity component of convertible bonds due 2021 and 2023 arising from reacquisition of bonds	(126)	(231)
At end of period	482,412	468,973
Contributed surplus
At beginning of period	648,764	680,703
Dividends declared	(64,887)	—
At end of period	583,877	680,703
Accumulated other comprehensive loss
At beginning of period	(13,015)	(220)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	6,369	—
Fair value adjustments to hedging financial instruments	(20,071)	(11,648)
Reclassification of ineffective portion of designated hedging instruments upon adoption of ASU 2017-12	—	(32)
Fair value adjustments to available-for-sale securities	1,177	(296)
Other comprehensive (loss)/income	(107)	22
At end of period	(25,647)	(12,174)
(Accumulated deficit)/retained earnings
At beginning of period	—	29,511
Impact of adoption of ASU 2016-13	(32,638)	—
Reclassification of ineffective portion of designated hedging instruments upon adoption of ASU 2017-12	—	32
Net (loss)/income	(75,156)	61,713
Dividends declared	—	(75,325)
At end of period	(107,794)	15,931
Total stockholders’ equity	934,054	1,154,627

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual and interim consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 27, 2020. The results of operations for the interim period ended June 30, 2020 are not necessarily indicative of the results for the entire year ending December 31, 2020.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which SFL is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Recently Issued Accounting Standards

On April 10, 2020, FASB issued a question-and-answer document regarding accounting for lease concessions and other effects of the coronavirus (“COVID-19”) pandemic. The document clarifies that entities may elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Leases ASC 842. The Company will evaluate this additional guidance based on the facts and circumstances of any future lease concessions.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple impairment methods under previous GAAP for these type of assets, which generally required that a loss be incurred before it was recognized.

The Company and its 100% owned subsidiaries accounted as "Investments and Deficit in Associated Companies" adopted this update on January 1, 2020 using the modified-retrospective approach, whereby a cumulative effect adjustment was made to reduce retained earnings on January 1, 2020 without any retroactive application to prior periods. On adoption, the Company recognized a cumulative adjustment of $32.6 million to its retained earnings with corresponding decreases in the carrying value of equity-accounted investments of $27.0 million (see Note 9 Investment and deficit in Associated Companies), and decreases the carrying value of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets totaling $5.6 million (see Note 17: Allowance for expected credit losses).

Significant Accounting Policies - Update

Our significant accounting policies are described in "Note 2: Accounting Policies" of our Annual Report on Form 20-F for the year ended December 31, 2019. Our updated significant accounting policies described below reflect the impact of adopting ASU 2016-13.

Allowances for losses on certain financial assets

The Company and its 100% wholly owned subsidiaries accounted for as associates has established an allowances for credit losses on financing receivables, namely trade accounts receivable, other receivables, related party receivables, investments in sales-type leases, direct financing leases and vessel leaseback assets and other long term assets in an amount equal to the current expected credit losses. The estimation of these allowances is assessed quarterly and is based on an analysis of factors including, but not limited to, historical loss experience, age of the receivable, customer credit ratings, management's assessment of current conditions and expectation of future conditions and collateral exposures. The Company assesses collectability by pooling receivables where similar characteristics exist and evaluates receivables individually when specific customer balances no longer share those risk characteristics. We assign internal credit ratings for customers and determine the creditworthiness of each customer based upon publicly available information where available.

Collateral exposure for investments in sales-type leases, direct financing leases and leaseback assets is the excess of the carrying value of the receivable over the fair value of the related collateral. A receivable with an estimated fair value in excess of the carrying value is considered to have no collateral exposure. The value of the collateral is closely tied to the international seaborne transportation industry, offshore drilling sector and overall market conditions and may be subject to reduced valuation with market decline. Declines in collateral values could result in an increase in the allowance for expected credit losses.

The expense associated with the allowance for expected credit losses is recognized in 'other financial items' and included in 'equity in earnings of associated companies' in the Condensed Consolidated Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that the accounting estimates and assumptions made by management are appropriate given the increased uncertainties surrounding the severity and duration of the impacts of the COVID-19 pandemic, however actual results could differ materially from those estimates.

2.GAIN/(LOSS) ON SALE OF ASSETS AND TERMINATION OF CHARTERS

A summary of vessels sold and charters terminated during the six months ended June 30, 2020 is as follows:

(in thousands of $)	Vessel Type	Net Proceeds	Termination Payment	Gain/(Loss) on Sale of Asset
Front Hakata	VLCC	33,465	(3,186)	1,373
Sea Cheetah	Offshore Support	1,450	—	275
Sea Jaguar	Offshore Support	1,452	—	277
Sea Halibut	Offshore Support	700	—	175
Sea Pike	Offshore Support	700	—	175
Sea Leopard	Offshore Support	144	—	(25)
Total		37,911	(3,186)	2,250

All of the vessels sold in the six months ended June 30, 2020 were sold to unrelated third parties; the Front Hakata and Sea Leopard were previously accounted for as investments in direct financing leases and Sea Cheetah, Sea Jaguar, Sea Halibut and Sea Pike were previously accounted for as operating lease assets.

No vessels were sold or charters terminated during the six months ended June 30, 2019.

3.(LOSS)/EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Basic earnings per share:
Net (loss)/income available to stockholders	(75,156)	61,713
Diluted earnings per share:
Net (loss)/income available to stockholders	(75,156)	61,713
Interest and other expenses attributable to dilutive convertible bonds	—	11,319
Net (loss)/income assuming dilution	(75,156)	73,032

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands)	June 30, 2020	June 30, 2019
Basic earnings per share:
Weighted average number of common shares outstanding*	107,776	107,608
Diluted earnings per share:
Weighted average number of common shares outstanding*	107,776	107,608
Effect of dilutive share options	—	50
Effect of dilutive convertible bonds	—	21,677
Weighted average number of common shares outstanding assuming dilution	107,776	129,335

	Six months ended
	June 30, 2020	June 30, 2019
Basic (loss)/earnings per share:	$(0.70)	$0.57
Diluted (loss)/ earnings per share:	$(0.70)	$0.56

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. It also excludes 3,765,842 shares issued as of June 30, 2020 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These lent shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023, respectively.

As of June 30, 2020, the outstanding balance on the 4.875% senior unsecured convertible bonds issued in April and May 2018, the 5.75% senior unsecured convertible bonds issued in October 2016 and the share options were antidilutive.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise the following items:

	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Net cash movement on non-designated derivatives and swap settlements	(5,756)	702
Net (decrease)/increase in fair value of non-designated derivatives	(25,864)	(6,316)
Allowance for expected credit losses	(68)	—
Impairment of loan notes	—	(8,225)
Other items	105	(233)
Total other financial items, net	(31,583)	(14,072)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". Following the adoption of ASU 2017-12 from January 1, 2019, the Company now recognizes all changes in the fair value of swaps designated as accounting hedges in other comprehensive income. The adoption of the standard resulted in an opening balance adjustments of $32,000 to retained earnings and other comprehensive income on January 1, 2019.

Net cash movement on non-designated derivatives and swap settlements for the six months ended June 30, 2020, includes $4.5 million related to the settlement of interest rate swaps following the refinancing of debt. ( six months ended June 30, 2019: $0.0 million).

Following the adoption of ASU 2016-13 "Financial Instruments - Credit Losses" from January 2020, the Company now recognizes among, other things a measurement of expected credit losses, for financial assets held at the reporting date which are within the scope of the ASU, based on historical experience, current conditions and reasonable supportable forecasts. See Note 1: Interim Financial Data and Note 17: Allowance for expected credit losses.

During the six months ended June 30, 2019, the Company recorded an impairment loss of $8.2 million on the Sea Bear loan note after it concluded that the loan note may no longer be recoverable.

Other items in the six months ended June 30, 2020 include a net gain of $0.9 million arising from foreign currency translations (in the six months ended June 30, 2019: gain of $0.1 million). Other items included in other financial items include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment securities held by the Company consist of the following investments in corporate bonds and equity securities:

(in thousands of $)	June 30, 2020	December 31, 2019
Corporate Bonds	15,216	12,753
Shares	20,104	61,326
Total Investment in Debt and Equity Securities	35,320	74,079

Corporate Bonds
The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Six months ended June 30, 2020			Year ended December 31, 2019
(in thousands of $)	Amortized Cost	Unrealized gains/(losses)	Fair value	Amortized Cost	Unrealized gains/(losses)	Fair value
Corporate bonds:
NorAm Drilling Bond	4,131	536	4,667	4,132	558	4,690
Oro Negro 7.5%	566	827	1,393	5,705	—	5,705
Oro Negro 12%	—	—	—	2,281	77	2,358
NT Rig Holdco 12%	3,568	403	3,971	—	—	—
NT Rig Holdco 7.5%	5,139	46	5,185	—	—	—
Total corporate bonds	13,404	1,812	15,216	12,118	635	12,753

In 2020, the existing Oro Negro 12% Bonds and Oro Negro 7.5% Bonds completed a conversion that resulted in the recognition of NT Rig Holdco Liquidity 12% Bonds and NT Rig Holdco 7.5% Bonds, and redemption of all the Oro Negro 12% Bonds and a substantial proportion of the Oro Negro 7.5% Bonds. The Company recorded no gain or loss on redemption of the bonds. The Company also acquired an additional 1.3 million of the NT Rig Holdco 12% bonds in the six months ended June 30, 2020.

Shares
Following the adoption of ASU 2016-01 from January 2018, the Company now recognizes any changes in the fair value of equity investments in net income.

(in thousands of $)	June 30, 2020	December 31, 2019
Frontline	10,107	43,775
NorAm Drilling	1,949	4,326
ADS Crude Carriers	8,048	13,225
Total shares	20,104	61,326

Equity Securities pledged to creditors	10,107	43,775

Equity Securities Pledged to Creditors
As of June 30, 2020 the Company held approximately 1.4 million shares (December 31, 2019: 3.4 million shares) in Frontline Ltd ("Frontline") (see Note 16: Related Party Transactions).

In December 2019, the Company entered into a forward contract to repurchase 3.4 million shares of Frontline in June 2020 for $36.8 million.

During the six months ended June 30, 2020, the Company repurchased and subsequently sold approximately 2.0 million shares in Frontline for total proceeds of $21.1 million and recorded gains of $2.3 million in the statement of operations in respect of the sales.

In June 2020, the Company rolled forward the forward contract related to the remaining approximately 1.4 million shares until September 30, 2020 at a repurchase price of $16.1 million including deemed interest. The transaction has been accounted for as secured borrowing, with the shares retained in 'Marketable Securities pledged to creditors' and a liability recorded at June 30, 2020 within debt for $15.6 million (See also Note 11: Short-Term and Long-Term Debt).

6.VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2020 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels and Equipment, net
Balance at December 31, 2019	1,867,873	(463,168)	1,404,705
Depreciation	—	(36,072)	(36,072)
Capitalized costs	32,119	—	32,119
Vessel disposals	(7,362)	3,963	(3,399)
Impairment loss	(137,946)	57,666	(80,280)
Balance at June 30, 2020	1,754,684	(437,611)	1,317,073

The Company capitalized costs of $32.1 million related to exhaust gas cleaning systems ("EGCS" or "scrubbers") and ballast water treatment systems ("BWTS") installed on ten vessels during the six months ended June 30, 2020.

During the six months ended June 30, 2020, the Company disposed of four offshore support vessels (Sea Cheetah, Sea Jaguar, Sea Halibut and Sea Pike). A net gain of $0.9 million was recorded arising from the disposal of these vessels. Refer to Note 2: Gain on sale of assets and termination of charters.

An impairment charge of $80.3 million was recorded in the six months ended June 30, 2020 against the carrying value of seven Handysize bulk carriers (six months ended June 30, 2019: $0.0 million). The impairment charge arose in the six months ended June 30, 2020 as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

7.VESSELS UNDER FINANCE LEASE, NET

Movements in the six months ended June 30, 2020 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance at December 31, 2019	755,058	(40,582)	714,476
Depreciation	—	(19,226)	(19,226)
Capitalized costs	22,167	—	22,167
Balance at June 30, 2020	777,225	(59,808)	717,417

As at June 30, 2020 seven vessels were accounted for as vessels under finance lease, made up of four 13,800 TEU container vessels and three 10,600 TEU container vessels.
The Company capitalized costs of $22.2 million in respect of three container vessels, related to the installation of scrubbers and BWTS.

8. INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

As at June 30, 2020 the Company had a total of twenty-four vessel charters accounted for as sales-type and direct financing leases (December 31, 2019: twenty-six vessels) and seven vessel charters classified as leaseback assets (December 31, 2019: six vessels).

Investments in sales-type and direct financing leases

The VLCC Front Hakata was sold to an unrelated third party in February 2020. A gain on sale of $1.4 million was recognized in the Consolidated Statement of Operations (refer to Note 2: Gain on sale of assets and termination of charters and Note 16: Related party transactions).

In February 2020, the Company entered into a Memorandum of Agreement to sell the offshore support vessel Sea Leopard for recycling to Green Yard AS, an unrelated third party. The vessel was delivered in May 2020. The Company recorded an impairment loss of $0.2 million in the six months ended June 30, 2020 prior to disposal and a loss on sale of $0.03 million was recognized in the Consolidated Statement of Operations (refer to Note 2: Gain on sale of assets and termination of charters and Note 16: Related party transaction).

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, SFL acquired a newbuild very large crude carrier ("VLCC") from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the existence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven year bareboat charter back to Landbridge. The charterer has purchase options throughout the term of the charters and there is a purchase obligation at the end of the seven year period.

In 2019, SFL acquired six vessels which have been classified as 'leaseback assets'. These comprise of three second-hand feeder size container vessels, which were acquired in a purchase and leaseback transaction with subsidiaries of Mediterranean Shipping Company S.A. ("MSC"). The vessels were chartered back for approximately six years on a bareboat basis. The charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the six year period. The three other vessels are newbuilding VLCCs, which were acquired from an affiliate of Hunter Group ASA ("Hunter Group") and leased back to the Hunter Group on five year bareboat charters. In June 2020, SFL were notified by the Hunter Group that they would exercise purchase options on two of the VLCCs which were subsequently delivered in August 2020 (refer to Note 19: Subsequent events).

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as at June 30, 2020 and December 31, 2019:

(in thousands of $)	June 30, 2020
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	985,258	179,282	1,164,540
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(44,010)	—	(44,010)
Net minimum lease payments receivable	941,248	179,282	1,120,530
Estimated residual values of leased property (un-guaranteed)	178,471	171,000	349,471
Less: unearned income	(383,847)	(82,017)	(465,864)
Total investment in sales-type lease, direct financing lease and leaseback assets	735,872	268,265	1,004,137
Allowance for expected credit losses*	(4,104)	(729)	(4,833)
Total investment in sales-type lease, direct financing lease and leaseback assets	731,768	267,536	999,304
Current portion	44,683	18,125	62,808
Long-term portion	687,085	249,411	936,496

(in thousands of $)	December 31, 2019
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	1,085,642	134,073	1,219,715
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(64,222)	—	(64,222)
Net minimum lease payments receivable	1,021,420	134,073	1,155,493
Estimated residual values of leased property (un-guaranteed)	192,429	139,500	331,929
Less: unearned income	(427,251)	(65,784)	(493,035)
Total investment in sales-type lease, direct financing lease and leaseback assets	786,598	207,789	994,387
Allowance for expected credit losses*	—	—	—
Total investment in sales-type lease, direct financing lease and leaseback assets	786,598	207,789	994,387
Current portion	45,361	10,828	56,189
Long-term portion	741,237	196,961	938,198

*See Note 1: Interim financial data and Note 17: Allowance for expected credit losses.

9. INVESTMENTS AND DEFICIT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

At June 30, 2020, June 30, 2019 and December 31, 2019 the Company had the following participation in investments that were recorded using the equity method:

	June 30, 2020	June 30, 2019	December 31, 2019
SFL Deepwater Ltd (“SFL Deepwater”)	100%	100%	100%
SFL Hercules Ltd (“SFL Hercules”)	100%	100%	100%
SFL Linus Ltd (“SFL Linus”)	100%	100%	100%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of June 30, 2020
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	66,132	32,961	18,362	14,809
Non-current assets	868,470	252,397	264,267	351,806
Total assets	934,602	285,358	282,629	366,615
Current liabilities	56,944	21,355	17,112	18,477
Non-current liabilities	856,276	277,263	255,256	323,757
Total liabilities	913,220	298,618	272,368	342,234
Total stockholders’ equity/(deficit)	21,382	(13,260)	10,261	24,381

	As of December 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	75,079	29,047	22,645	23,387
Non-current assets	920,801	286,222	273,621	360,958
Total assets	995,880	315,269	296,266	384,345
Current liabilities	65,832	19,168	20,761	25,903
Non-current liabilities	887,887	285,147	265,769	336,971
Total liabilities	953,719	304,315	286,530	362,874
Total stockholders’ equity	42,161	10,954	9,736	21,471

Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Six months ended June 30, 2020
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	28,315	8,207	8,157	11,951
Net operating revenues	28,315	8,207	8,157	11,951
Net income/(deficit)	6,246	(721)	2,341	4,626

	Six months ended June 30, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	33,289	9,817	9,536	13,936
Net operating revenues	33,289	9,817	9,536	13,936
Net income	8,991	2,272	1,925	4,794

SFL Deepwater, SFL Hercules and SFL Linus each own drilling units which have been leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus are the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, it has been determined that these subsidiaries of SFL are variable interest entities in which SFL is not the primary beneficiary.

As required by ASU 2016-13 'Financial Instruments - Credit Losses' from January 2020, SFL Deepwater, SFL Hercules and SFL Linus recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date, which are within the scope of the ASU. Movements in the six months ended June 30, 2020 in the allowance for expected credit losses can be summarized as follows:

(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Balance at December 31, 2019	—	—	—	—
Adjustment for adoption of the ASU 2016-13 (Note 1)	27,024	23,493	1,816	1,715
Allowance recorded in net income	3,369	3,100	110	159
Balance at June 30, 2020	30,393	26,593	1,926	1,874

As indicated in Note 1: 'Interim Financial Data', the allowance for expected credit losses is based on an analysis of factors including the credit rating assigned to the lessee, Seadrill, management's assessment of current and expected conditions in the offshore drilling market and calculated collateral exposure. SFL Deepwater has a significantly higher allowance for expected credit losses due to calculated collateral exposure.

Each subsidiary has entered into a term loan and revolving credit facility as follows:

	Six months ended June 30, 2020
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	597,898	180,032	193,846	224,020
Amount guaranteed by SFL	285,529	84,697	83,059	117,773

	Year ended December 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	621,907	187,916	201,923	232,068
Amount guaranteed by SFL	266,114	84,697	78,947	102,470

In the six months ended June 30, 2020, the six months ended June 30, 2019 and the year ended December 31, 2019, SFL Deepwater, SFL Hercules and SFL Linus did not pay any dividends.

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which SFL provides limited guarantees, as indicated above. These loan facilities contain financial covenants with which both SFL and Seadrill Rig Holding Company Limited (“RigCo”) must comply. RigCo, acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. As at June 30, 2020, the Company was in compliance with all of the covenants under these long-term debt facilities and has not been notified of non-compliance on the part of RigCo.

Seadrill has publicly disclosed that they have appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. Subsequent to quarter end, Seadrill contacted the Company to commence discussions to renegotiate certain provisions of its leases (see Note 19: Subsequent Events). Any agreed changes to the provisions of their leases with SFL Deepwater, SFL Hercules and SFL Linus could lead to a change in the determination that SFL is not the primary beneficiary, which could result in the Company consolidating these entities. Changes to lease terms may also result in changes to accounting treatment of an asset. A reclassification to ‘Vessels and Equipment’ from ‘Direct Financing Leases’ may result in changes to accounting treatment, including but not limited to, presentation and recognition of revenues, credit loss provisions as required under ASU 2016-13, depreciation and impairment tests in accordance with ASC 360.

10.OTHER LONG TERM ASSETS

Other long term assets comprise of the following items:

(in thousands of $)	June 30, 2020	December 31, 2019
Collateral deposits on swap agreements	48,760	17,520
Capital improvements in progress	16,633	30,642
Value of acquired charter-out contracts, net	11,963	13,407
Long term receivables	1,880	1,880
Other	800	799
Allowance for expected credit losses*	(12)	—
Total Other Long Term Assets	80,024	64,248

*See Note 1: Interim financial data and Note 17: Allowance for expected credit losses.

Collateral deposits exist on our interest rate, cross currency interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates move more adversely.
Capital improvements in progress comprise of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS on 14 vessels (2019: nine vessels). This is recorded in other long term assets until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net" or "Investment in sales-type leases and direct financing leases'. In the six months ended June 30, 2020, the Company transferred costs of $32.1 million in respect of 10 vessels to "Vessels and equipment, net" and $22.2 million in respect of three vessels recorded as "Vessels under finance lease, net".
During 2018, the Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia
with each vessel subject to pre-existing time charters. A value of $18.0 million was assigned to these charters on acquisition. During the six months ended June 30, 2020 the amortization charged to time charter revenue was $1.4 million (Six months ended June 30, 2019 : $1.4 million).

11.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2020	December 31, 2019
Long-term debt:
5.75% senior unsecured convertible bonds due 2021	212,230	212,230
NOK500 million senior unsecured floating rate bonds due 2020	—	56,910
4.875% senior unsecured convertible bonds due 2023	141,900	148,300
NOK700 million senior unsecured floating rate bonds due 2023	72,607	79,674
NOK700 million senior unsecured floating rate bonds due 2024	72,088	79,674
NOK600 million senior unsecured floating rate bonds due 2025	56,011	—
Borrowings secured on Frontline shares	15,639	36,763
Total Fixed Rate and Foreign Debt	570,475	613,551
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2025	1,038,842	1,013,626
Total debt principal	1,609,317	1,627,177
Less: Unamortized debt issuance costs	(18,258)	(19,089)
Less: Current portion of long-term debt	(298,300)	(253,059)
Total long-term debt	1,292,759	1,355,029

(in thousands of $)
		Fixed Rate and Foreign Debt	U.S. Dollar Floating Rate Debt	Total debt principal
Balance at	December 31, 2019	613,551	1,013,626	1,627,177
Drawdowns		67,231	280,000	347,231
Repayments and redemptions		(87,278)	(254,784)	(342,062)
Effects of foreign exchange		(23,029)	—	(23,029)
Balance at	June 30, 2020	570,475	1,038,842	1,609,317

Interest rate information

	June 30, 2020	December 31, 2019
Weighted average interest rate	2.63%	4.27%
US Dollar London Interbank Offered Rate ("LIBOR")	0.30%	1.91%
Norwegian Interbank Offered Rate (" NIBOR")	0.36%	1.84%
The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.

New Facilities, Renewals and Redemptions

Fixed Rate and Foreign Debt

Redemptions between January 1, 2020 and June 30, 2020

Bond	In Millions of NOK	In Millions of USD
NOK500 million senior unsecured floating rate bonds due 2020	500
NOK700 million senior unsecured floating rate bonds due 2024	5
NOK600 million senior unsecured floating rate bonds due 2025	60
4.875% senior unsecured convertible bonds due 2023		6.4

During the six months ended June 30, 2020 the Company recorded a gain of $1.1 million on the repurchase of Fixed rate and Foreign Debt recorded in 'Gain on repurchase of bonds and extinguishment of debt'. During the six months ended June 30, 2019 a gain of $1.8 million was recorded in respect of the repurchases of $3.4 million of its 4.875% senior unsecured convertible bonds due 2023 and $11.0 million of the $101.4 secured term loan facility for $9.4 million.

New Facilities

NOK600 million senior unsecured bonds due 2025
In January 2020, the Company issued a senior unsecured bond totaling NOK600 million (equivalent to $67.2 million) in the Nordic credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on January 21, 2025. Since issue, the Company repurchased NOK60 million, the net amount outstanding at June 30, 2020 was NOK540 million, equivalent to $56.0 million.

U.S. Dollar Floating Rate Debt

New facilities entered into between January 1, 2020 and June 30, 2020

Name of facility	Month drawn down	Number of wholly owned subsidiaries entering into the facility	Term	Balance outstanding at period end ($ millions)
$40 million secured term loan facility	March	two	2 years	39
$15 million secured term loan facility	March	three	5 years	14
$175 million secured term loan facility	April	four	5 years	175
$50 million secured term loan facility	May	one	5 years	50

Except for the $50 million facility, the Company has provided corporate guarantees either limited or full, for the above facilities, which bear interest at LIBOR plus a margin.

Facilities redeemed between January 1, 2020 and June 30, 2020

Name of facility	Original drawn down	Number of wholly owned subsidiaries that had entered into the facility	Original Term	Balance redeemed ($ millions)
$128 million secured term loan facility	Sept 2014	two	7 years	84
$128 million secured term loan facility	Nov 2014	two	7 years	87

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2020 the Company was in compliance with all of the covenants under its long-term debt facilities.

Borrowings secured on Frontline shares

As at December 31, 2019, the Company had a forward contract to repurchase 3.4 million shares of Frontline on June 30, 2020 for $36.8 million. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2019 within debt for $36.8 million. During the six months ended June 30, 2020 the company repurchased 2.0 million shares subject to the forward contact and repaid $21.1 million of the secured borrowing.

As at June 30, 2020 the Company had a forward contract to repurchase 1.4 million shares of Frontline on September 30, 2020, at a repurchase price of $16.1 million including deemed interest. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt for $15.6 million. The Company is required to post collateral of 20% of the total repurchase price plus 100% of the mark to market movement from the repurchase price for the duration of the agreement. As at June 30, 2020 $8.0 million (December 31, 2019: $3.5 million) was held as collateral and recorded as restricted cash.

12.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2020	December 31, 2019
Designated derivative instruments - short-term assets:
Interest rate swaps	—	520
Cross currency interest rate swaps	—	—
Total derivative instruments - short-term assets	—	520

Designated derivative instruments - long-term assets:
Interest rate swaps	—	377
Cross currency interest rate swaps	—	189
Non-designated derivative instruments - long-term assets:
Interest rate swaps	—	2,913
Total derivative instruments - long-term assets	—	3,479

(in thousands of $)	June 30, 2020	December 31, 2019
Designated derivative instruments - short-term liabilities:
Interest rate swaps	563	6,067
Cross currency interest rate swaps	—	—
Non-designated derivative instruments - short-term liabilities:
Cross currency interest rate swaps	—	—
Total derivative instruments - short-term liabilities	563	6,067

Designated derivative instruments - long-term liabilities:
Interest rate swaps	10,647	5,477
Cross currency interest rate swaps	13,251	2,105
Cross currency swaps	23,764	11,049
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	19,706	1,948
Cross currency swaps	69	—
Total derivative instruments - long-term liabilities	67,437	20,579

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

The following new interest rate swaps were entered into during the six months ended June 30, 2020.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$67,500 (remaining at $67,500)	January 2020	January 2025	1.40%
$166,941 (remaining at $166,941)	April 2020	October 2024 - January 2025	0.46% - 0.47%
$49,305 (remaining at $49,305)	May 2020	May 2022	0.28%

During the six months ended June 30, 2020, the Company settled interest rate swaps with a total notional principal amount of $166.8 million following the refinancing of two debt facilities. See Note 4: Other Financial Items.
At June 30, 2020, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for LIBOR or NIBOR. The total net notional principal amount subject to interest rate swap agreements as at June 30, 2020, was $1.1 billion (December 31, 2019: $1.0 billion).
Foreign currency risk management
The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK700 million, NOK700 million and NOK600million senior unsecured bonds due 2023, 2024 and 2025 respectively.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK600 million	US$76.8 million	September 2018	September 2023
NOK100 million	US$11.3 million	August 2019	September 2023
NOK700 million	US$80.5 million	June 2019	June 2024
NOK600 million	US$67.5 million	January 2020	January 2025
Apart from NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	June 30, 2020	December 31, 2019	December 31, 2019
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	15,216	15,216	12,753	12,753
Equity securities	9,997	9,997	17,551	17,551
Equity securities pledged to creditors	10,107	10,107	43,775	43,775
Floating rate NOK bonds due 2020	—	—	56,910	58,191
Floating rate NOK bonds due 2023	72,607	71,154	79,674	81,567
Floating rate NOK bonds due 2024	72,088	69,204	79,674	79,674
Floating rate NOK bonds due 2025	56,011	52,720	—	—
5.75% unsecured convertible bonds due 2021	212,230	203,741	212,230	227,025
4.875% unsecured convertible bonds due 2023	141,900	123,985	148,300	165,503
Derivatives:
Interest rate/currency swap contracts - short-term receivables	—	—	520	520
Interest rate/currency swap contracts - long-term receivables	—	—	3,479	3,479
Interest rate/currency swap contracts - short-term payables	563	563	6,067	6,067
Interest rate/currency swap contracts - long-term payables	67,437	67,437	20,579	20,579

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and following the adoption of ASU 2017-12, where the Company has designated the swaps as a hedges, changes in the fair values of the rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as at June 30, 2020, were measured as follows:

		Fair value measurements using,
(in thousands of $)	June 30, 2020	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale debt securities	15,216	15,216
Equity securities	9,997	9,997
Equity securities pledged to creditors	10,107	10,107
Total assets	35,320	35,320	—	—
Liabilities:
Floating rate NOK bonds due 2023	71,154	71,154
Floating rate NOK bonds due 2024	69,204	69,204
Floating rate NOK bonds due 2025	52,720	52,720
5.75% unsecured convertible bonds due 2021	203,741	203,741
4.875% unsecured convertible bonds due 2023	123,985	123,985
Interest rate/currency swap contracts - short-term payables	563		563
Interest rate/currency swap contracts - long-term payables	67,437		67,437
Total liabilities	588,804	520,804	68,000	—

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Investments in equity securities consist of (i) Listed Frontline shares listed (ii) NorAm Drilling shares traded in the Norwegian OTC market (iii) ADS Crude Carriers shares traded on the Merkur Market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds. The estimated fair value of the debt and equity securities consists of their aggregate market value as at the balance sheet date.

The estimated fair values of the floating rate NOK denominated bonds due 2023, 2024 and 2025, the 5.75% and 4.875% unsecured convertible bonds due 2021 and 2023 are all based on their quoted market prices as at the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR or NIBOR interest rates as at June 30, 2020.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with DNB Bank, Skandinaviska Enskilda Banken, ABN AMRO Bank, Nordea Bank, Danske Bank, BNP Paribas and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.
There is also a concentration of revenue risk with the below customers to whom the Company has chartered multiple vessels.

Charterer	Number of Vessels chartered at June 30, 2020	% of consolidated operating revenues (Six months ended June 30, 2020)	% of consolidated operating revenues (Six months ended June 30, 2019)
Golden Ocean Group Limited (“Golden Ocean”)*	8	11%	11%
MSC	32	13%	14%
Maersk Line A/S (“Maersk”)	12	28%	31%
Evergreen	4	14%	15%

* Additionally see Note 16: Related party transactions.
In addition, a significant portion of our net (loss)/income is generated from our associated companies that lease rigs to subsidiaries of Seadrill. In the six months ended June 30, 2020, income from our associated companies accounted for approximately 18% of our consolidated net loss (six months ended June 30, 2019: 26% of our consolidated net income; See also Note 9: Investments and deficit in Associated Companies. Seadrill has publicly disclosed that they have appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In the second quarter of 2020, Seadrill contacted the Company to commence discussions with regards to the leases on the three drilling units. These discussions are ongoing and no agreement to any changes has been made.
As discussed in Note 18: Commitments and contingent liabilities, the Company guaranteed a total of $285.5 million at June 30, 2020 (December 31, 2019: $266.1 million) of the bank debt in these companies and had an outstanding receivable balance on loans granted by the Company to these associated companies totaling $310.1 million at June 30, 2020 (December 31, 2019: $326.1 million).

13.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2020	December 31, 2019
200,000,000 common shares of $0.01 par value each (December 31, 2019: 200,000,000 shares of $0.01 par value each)	2,000	2,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2020	December 31, 2019
120,629,455 common shares of $0.01 par value each (December 31, 2019: 119,391,310 shares of $0.01 par value each)	1,206	1,194

The Company’s common shares are listed on the New York Stock Exchange.

On May 1, 2020, SFL filed a registration statement to register the sale of up to 10,000,000 Common Shares pursuant to the dividend reinvestment plan, or DRIP to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's Common Shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, SFL may grant additional share sales to investors from time to time up to the amount registered under the plan. On May 20, 2020, the Company declared a dividend of $0.25 per share, with an ex-dividend date of June 17, 2020.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC ("BTIG") under which SFL may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an At-the-Market Sales Agreement offering ('ATM').

The Company issued and sold 1.2 million shares under these arrangements, total proceeds of $12.7 million net of costs were received, resulting in a premium on issue of $12.7 million.

During the six months ended June 30, 2020, the Company issued a total of 6,869 new shares following the exercise of share options (2018: 18,246 new shares were issued). The weighted average exercise price was $8.63 per share.

During the six months ended June 30, 2020, the Company repurchased its 4.875% senior unsecured convertible bonds due 2023 with principal amounts totaling $6.4 million (2019: $3.4 million). The equity component of these extinguished bonds was valued at $0.1 million (2019: $0.2 million) and has been deducted from "Additional paid-in capital".

During the six months ended June 30, 2020, $64.9 million of the dividend declared was paid from contributed surplus (2019: $31.9 million).

14.SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permit the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the six months ended June 30, 2020, additional paid-in capital was credited with $0.5 million relating to the fair value of options granted in April 2018, January 2019 and March 2019 and March 2020.

In the six months ended June 30, 2020, 17,500 options were exercised into 6,869 shares under the Option Scheme.

In February 2020, the Company awarded a total of 350,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from March 2021 onwards. The initial strike price was $13.45 per share.

Total unrecognized compensation cost relating to the outstanding options under the Company's Option Scheme was $1.1 million as at June 30, 2020 (December 31, 2019: $0.8 million).

15.FINANCE LEASE LIABILITY

As of June 30, 2020 the Company chartered-in four container vessels which are on long-term charter from a Chinese Leasing Institution (December 31, 2019: four) and seven container vessels under sale and leaseback transactions with an Asia based financial institution (December 31, 2019: seven). The four container vessels are accounted for as investments in direct financing leases (refer to Note 8: Investments in sale-type leases, direct financing leases and leaseback assets), and the seven vessels are accounted for as vessels under finance lease (refer to Note 7: Vessels under finance lease, net).

(in thousands of $)	June 30, 2020	December 31, 2019
Finance lease liability, current portion	70,944	68,874
Finance lease liability, long-term portion	1,002,558	1,037,553
	1,073,502	1,106,427

Interest incurred on the finance lease liability in the six months ended June 30, 2020 was $30.1 million (six months ended June 30, 2019: $31.5 million).

16.RELATED PARTY TRANSACTIONS

The Company has transactions with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd. ("Hemen") and companies associated with Hemen have, or had, a significant direct or indirect interest:

– Frontline
– Frontline Shipping Limited ("Frontline Shipping")
– Seadrill
– Golden Ocean
– Seatankers Management Co. Ltd ("Seatankers")
– NorAm Drilling
– ADS Crude Carriers
–Golden Close Corporation. Ltd. ("Golden Close")

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances (refer to Note 8: Investments in sales-type leases, direct financing leases and leaseback assets).

(in thousands of $)	June 30, 2020	December 31, 2019
Amounts due from:
Frontline Shipping	3,907	2,948
Frontline	5,192	6,708
Seadrill	60	51
SFL Linus	—	7,392
SFL Deepwater	3,723	1,246
SFL Hercules	—	3,423
Golden Ocean	320	627
Other related parties	4	4
Allowance for expected credit losses*	(68)	—
Total amount due from related parties	13,138	22,399

Loans to related parties - associated companies, long-term
SFL Deepwater	113,000	113,000
SFL Hercules	77,564	80,000
SFL Linus	115,834	121,000
Long-term receivables from related parties
Frontline	—	9,171
Frontline Shipping	—	4,445
Loans and long term receivables to related parties including associates	306,398	327,616

Amounts due to:
Frontline Shipping	563	3,884
Frontline	48	47
Golden Ocean	—	—
Seatankers	157	—
Other related parties	182	49
Total amount due to related parties	950	3,980

* See Note 1: Interim financial data and Note 17: Allowance for expected credit losses.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method within the financial statements (refer to Note 9: Investments and deficit in associated companies). As described below in “Related party loans”, at June 30, 2020 the long-term loans from the Company to SFL Deepwater, SFL Hercules and SFL Linus are presented net of their respective current accounts to the extent that it is an amount due to the associates. (Refer also to Concentration of Risk in Note 12).

Related party leasing and service contracts

A summary of leasing revenues and repayments from Frontline Shipping and Golden Ocean is as follows:

	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Golden Ocean:
Operating lease income	26,663	25,752
Profit share	—	—
Frontline Shipping:
Direct financing lease interest income	946	1,932
Direct financing lease service revenue	3,591	4,887
Direct financing lease repayments	3,403	3,981
Profit share	10,358	1,547

In 2019, SFL entered into an agreement with Golden Ocean, where the Company agreed to finance installation of scrubbers on seven of the eight Capesize bulk carriers with an amount of up to $2.5 million per vessel, in return for increased charter hire from 1 January 2020 to 30 June 2025.

In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Frontline:
Vessel Management Fees	4,592	5,873
Commissions and Brokerage	178	167
Administration Services Fees	37	162
Golden Ocean:
Vessel Management Fees	10,192	10,136
Operating Management Fees	466	443
Administration Services Fees	32	—
Seatankers:
Administration Services Fees	206	458
Office Facilities:
Seatankers Management Norway AS	47	52
Frontline Management AS	96	102
Frontline Corporate Services Ltd.	169	120

Related party loans – associated companies

A summary of loans entered into with SFL Deepwater, SFL Hercules and SFL Linus are as follows:

(in millions of $)	SFL Deepwater	SFL Hercules	SFL Linus
Loans granted	145	145	125
Loans outstanding at June 30, 2020	113	78	116

These loans are repayable in full by October 1, 2023 (SFL Deepwater), October 1, 2023 (SFL Hercules) and June 30, 2029 (SFL Linus) or earlier if the companies, inter alia, sell their drilling units.

Interest income received on these loans is as follows:

	Six months ended
(in millions of $)	June 30, 2020	June 30, 2019
SFL Deepwater	2.5	2.5
SFL Hercules	1.8	1.8
SFL Linus	2.7	2.7

Long-term receivables from related parties

In February 2020, Frontline redeemed in full the loan notes received by the Company on the sale of four VLCCs Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. The aggregate amount received on redemption was $11.0 million. At the time of the redemption, the loan notes had a carrying value of $11.0 million, resulting in a gain of $0.0 million on disposal.

In February 2020, Frontline Shipping redeemed in full the loan note received by the Company on the sale of one VLCC Front Circassia in 2018. The aggregate amount received on redemption was $8.9 million. At the time of the redemption, the loan note had a carrying value of $4.45 million, resulting in a gain of $4.45 million on settlement.

The Company received the following interest income on the loan notes:

	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Frontline Shipping	82	393
Frontline	97	457

Other related party transactions

In February 2020, the Company delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, the Company agreed with Frontline Shipping to terminate the long-term charter for the vessel upon the sale and delivery, and paid $3.2 million compensation for early termination of the charter. A gain of $1.4 million was recognized on the sale.

Dividends and interest income received from shares held in and secured notes issued by related parties:

	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Dividends received
ADS Crude Carriers	1,508	175
Frontline	2,376	—
Golden Close	—	1,989
Interest income received
NorAm Drilling	210	236

For additional information on the shares and corporate bonds held, refer to Note 5: Investments in debt and equity securities.

17.ALLOWANCE FOR EXPECTED CREDIT LOSSES

On January 1, 2020 the Company was required to adopt ASU 2016-13 which introduces a new credit loss methodology, requiring earlier recognition of potential credit losses. ASU 2016-13, was adopted using the modified retrospective method (see Note 1: Interim Financial Data). The provision is based on an assessment of the impact of current and expected future conditions, and at June 30, 2020 and is inclusive of the Company's estimate of the potential effect of the COVID-19 pandemic on credit losses. The duration and severity of COVID-19 and continued market volatility is highly uncertain and, as such, the impact on expected credit losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Changes in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the six months ended June 30, 2020.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance at December 31, 2019	—	—	—	—	—	—
Impact of the adoption of ASU 2016-13 on retained earnings (Note 1)	19	580	206	4,799	10	5,614
Change in allowance recorded in 'other financial items'	10	160	(138)	34	2	68
Balance at June 30, 2020	29	740	68	4,833	12	5,682

The impact of the allowance for expected credit losses on the 100% owned subsidiaries accounted for as associates is disclosed in Note 9 : Investments and deficit in associated companies.

18.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	June 30, 2020	December 31, 2019
Vessels and equipment, net	1,269	1,352
Investments in sales-type, direct financing leases and leaseback assets	446	401
Book value of consolidated assets pledged under ship mortgages	1,715	1,753

Assets with finance lease liabilities

(in millions of $)	June 30, 2020	December 31, 2019
Vessels under finance lease, net	717	714
Investments in direct financing leases	551	563
Total book value	1,268	1,278

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at June 30, 2020, the Company ($1,609.3 million) and its 100% equity-accounted subsidiaries ($597.9 million) had a combined outstanding principal indebtedness of $2,207.2 million (December 31, 2019: $2,249.1 million) under various credit facilities.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

Contractual commitments and contingencies in respect of SFL Deepwater, SFL Hercules and SFL Linus - wholly-owned subsidiaries of the Company - are contained in Note 9: Investments and deficit in associates companies.

Capital commitments

As at June 30, 2020 the Company has committed $14.1 million towards the procurement of scrubbers on nine vessels owned by the Company (December 31, 2019: $33.4 million), with installations expected to take place up to the end of 2020.

As at June 30, 2020 the Company has also committed to paying $6.8 million towards the installation of BWTS on 17 vessels from our fleet (December 31, 2019: $9.2 million), with installations expected to take place up to 2022.

There were no other material contractual commitments as at June 30, 2020.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

19.SUBSEQUENT EVENTS

On August 18, 2020, the Board of Directors of the Company declared a dividend of $0.25 per share, which will be paid in cash on or around September 30, 2020.

On August 18, 2020, the Company redelivered two VLCCs to Hunter Group after declaration of purchase options. Net proceeds of $117.8 million were received and debt of $95.0 million was repaid.

On August 31, 2020, at the Annual General Meeting, the shareholders approved the increase of the Company’s authorized share capital from $2,000,000 to $3,000,000 through the authorization of an additional $1,000,000 divided into common shares of $0.01 par value each.

Seadrill has publicly disclosed that they have appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness and in the second quarter of 2020, Seadrill contacted the Company to commence discussions to renegotiate certain provisions of its leases, including the charter rates to the Company's 100% owned subsidiaries accounted for as associates, SFL Deepwater, SFL Hercules and SFL Linus, in respect of the Company’s three drilling rigs. While these negotiations are ongoing, the outcome is uncertain and no agreement to any changes has been made, as part of a broader restructuring Seadrill may initiate an insolvency proceeding or file for Chapter 11 bankruptcy protection and reject the leases relating to the Company’s three drilling rigs, unless the commercial terms of such leases are renegotiated.

SFL CORPORATION LTD
As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2020

General

We are SFL Corporation Ltd. (formerly Ship Finance International Limited), a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.
We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at August 31, 2020, our assets consist of six crude oil tankers, 22 dry bulk carriers, 48 container vessels (including 11 chartered-in containerships), two car carriers, one jack-up drilling rigs, two ultra-deepwater drilling units, two chemical tankers and two oil product tankers.

Since establishment, we have increased our customer base significantly and as at August 31, 2020, some of our long term customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Sinochem Shipping Co., Ltd. (“Sinochem”), Hyundai Glovis Co. Ltd (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), Phillips 66 Company (“Phillips 66”), Hunter Group ASA (“Hunter Group”), Landbridge Group Co. Ltd and its subsidiaries (“Landbridge”) and Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd. (“Evergreen”).

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

Risk Factors

You should carefully consider the risks and the discussion of risks in this report and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, as well as those described from time to time in the reports filed by the Company with the Commission.

The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

A significant portion of our net income and operating cash flows are generated from our leases with subsidiaries of Seadrill, which has publicly disclosed that it appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In the second quarter of 2020, Seadrill contacted us to commence discussions to renegotiate certain provisions of its leases, including the charter rates, to our 100% owned subsidiaries accounted for as associates, SFL Deepwater, SFL Hercules and SFL Linus, in respect of our three drilling rigs, which represented approximately $842 million in contracted backlog as of June 30, 2020. While these negotiations are ongoing, the outcome is uncertain and no agreement to any changes has been made, as part of a broader restructuring Seadrill may initiate an insolvency proceeding or file for Chapter 11 bankruptcy protection and reject the leases relating to our three drilling rigs, unless the commercial terms of such leases are renegotiated. If an agreement with Seadrill relating to our leases is not reached for all or some of our drilling rigs, we may not receive the full or any contracted revenues from the leases and may be required to accept the redelivery of all or some of our three drilling rigs. We may also be required to make payments under certain limited guarantees of the loan facilities relating to all or some of our drilling rigs. We refer you to Note 9 of our unaudited condensed interim financial statements for the six months ended June 30, 2020 for a discussion of our limited guarantees. In accordance with ASC 810, we determined that our rig entities are variable interest entities accounted for using the equity method, as we are not deemed to be the primary beneficiary of these entities. This accounting treatment may be subject to change if certain terms under the leases are amended, and the entities may be consolidated. The failure of the charterers of our drilling rigs to meet their respective obligations to us under our existing lease agreements, including a rejection of such leases in the event Seadrill files for Chapter 11 bankruptcy protection (which could occur at any time) or any material changes to the commercial terms of such agreements, including reductions in the charter rates payable to us, or any material payments that we are required to make under our limited guarantees would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

Recent and Other Developments

Acquisitions and Disposals

Acquisitions

• In May 2020, we acquired and took delivery of a 2020-built 308,000 dwt VLCC - SFL Wisdom. Upon delivery, the vessel immediately commenced a seven year bareboat charter to Landbridge.

Disposals

• In February 2020, we delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, we agreed with Frontline Shipping, to terminate the long-term charter for the vessel upon the sale and delivery and paid $3.2 million compensation to Frontline Shipping for early termination of the charter. In addition, we received $19.9 million in settlement of the loan notes due from Frontline Ltd ("Frontline") and Frontline Shipping which were received following the sale of Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. We recognized a gain of $4.4 million related to these transactions, in the first quarter of 2020.

• In February 2020, SFL agreed with Solstad to terminate the charter agreements for three of our offshore support vessels. Consequently, the Sea Cheetah and Sea Jaguar were delivered to an unrelated third party for gross sale proceeds of $3.0 million. The Sea Leopard has been sold for recycling to Green Yard AS and was delivered in May 2020. The recycling of the vessel will be carried out in accordance with the European Ship Recycling Regulation.

• In March 2020, SFL terminated the charters of, and delivered Sea Halibut and Sea Pike to an unrelated third party for gross sales proceeds of $1.5 million. Following these sales, the Company no longer owns any offshore support vessels.

•On August 18, 2020, the Company redelivered two VLCCs to Hunter Group after declaration of purchase options. Net proceeds of $117.8 million were received and debt of $95.0 million was repaid.

Other Developments

Corporate Debt

In January 2020, the Company raised NOK 600 million, equivalent to approximately $67 million, through a new five year senior unsecured bond loan. The bond bears a coupon of NIBOR plus a margin.

During the first quarter of 2020, SFL bought back approximately $32.4 million of its own debt securities at a discount.

During April and May 2020, the Company generated cash proceeds of more than $21.1 million from the sale of forward contracts for shares in Frontline of approximately 2.0 million and repaid June 30, 2020, $21.1 million of short term debt.

On June 30, 2020, SFL held 1.4 million shares of Frontline which were subject to a forward contract due to expire September 30, 2020. The transaction is accounted for as shares recorded in 'Investment in debt and Equity securities' pledged to creditors and a liability recorded in short-term debt of $15.6 million related to these contracts at June 30, 2020. The Company is required to post collateral which was held as restricted cash as of June 30, 2020.

On June 22, 2020, the Company redeemed and repaid the remaining balance on its NOK 500 million bonds.

Share Options

In January 2020, stock options were exercised pursuant to the Company's Share Option Scheme. As a result, 6,869 new common shares were issued.

Charter Extensions and Changes

In March 2020, we agreed to extend the charters on the three 9,300 to 9,500 TEU container vessels on time charter to Maersk Line. The initial five-year charters were extended by an additional 43-49 month period at a revised charter rate. As part of the charter agreement we agreed to finance the scrubbers to be installed on these vessels and we will receive a share of the cost savings achieved by the charterer on fuel costs from using the scrubbers.

In March 2020, we agreed to extend the charters on the seven 2002 built 4,100 TEU container vessels on charters to MSC. The initial charters were extended until 2025 at a revised charter hire and the effective date of the revised contracts are July 1, 2020.

Seadrill Charters

Three subsidiaries of SFL are leasing the Company’s three drilling units to subsidiaries of Seadrill, who has guaranteed the performance under these leases. Seadrill has publicly disclosed that it has appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In the second quarter of 2020, Seadrill contacted the Company to commence discussions to renegotiate certain provisions of its leases, including the charter rates, to the Company's 100% owned subsidiaries accounted for as associates, SFL Deepwater, SFL Hercules and SFL Linus, in respect of the Company’s three drilling rigs, which represented nearly $842 million in contracted backlog as of June 30, 2020. While these negotiations are ongoing, the outcome is uncertain and no agreement to any changes has been made, as part of a broader restructuring Seadrill may initiate an insolvency proceeding or file for Chapter 11 bankruptcy protection and reject the leases relating to the Company’s three drilling rigs, unless the commercial terms of such leases are renegotiated. Please refer to “Risk Factors in —The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could adversely affect our business” for a further discussion.

Dividend Reinvestment Plan ("DRIP") and At-the-Market Sales Agreement ("ATM")

In April, 2020, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in SFL’s Common Shares on a regular or one time basis, or otherwise. On May 1, 2020, the Company filed a registration statement on Form F-3D (Registration No. 333-237970) to register the sale of up to 10,000,000 Common Shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an ATM with BTIG under which we may, from time to time , offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through the ATM. As of the date of this report we have issued a total of approximately 1.5 million shares under these plans.

Dividend

On May 20, 2020, the Board of Directors of the Company declared a dividend of $0.25 per share, which was be paid in cash on or around June 30, 2020.

On August 18, 2020, the Board of Directors of the Company declared a dividend of $0.25 per share, which will be paid in cash on or around September 30, 2020.

Authorized Share Capital

On August 31, 2020, at the Annual General Meeting, the shareholders approved the increase of the Company’s authorized share capital from US$2,000,000 to US$3,000,000 through the authorization of an additional US$1,000,000 divided into common shares of US$0.01 par value each.

COVID-19 Pandemic

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “public health emergency of international concern.” following the outbreak of a new strain of coronavirus,("COVID-19"), that was first identified in Wuhan, China in December 2019. The COVID-19 pandemic has reported to have spread to over 100 countries and efforts to stop the spread has caused restrictions on the movement of people and is affecting business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business could be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Total operating revenues	240,361	227,445
Gain on sale of assets and termination of charters, net	2,250	—
Total operating expenses	(220,618)	(130,065)
Net operating (loss)/ income	21,993	97,380
Interest income	8,286	10,290
Interest expense	(71,273)	(72,165)
Other non-operating items, net	(40,408)	17,217
Equity in earnings of associated companies	6,246	8,991
Net (loss)/ income	(75,156)	61,713
Net operating income for the six months ended June 30, 2020, was $22.0 million, compared with net operating income of $97.4 million for the six months ended June 30, 2019. The decrease was principally due to the impairment recorded of $80.5 million on seven Handysize bulkers and one offshore supply vessel in the first quarter of 2020. This was slightly offset by a gain of $2.3 million which was recorded on the sale of one VLCC on charter to Frontline Shipping and five offshore support vessels on charter to a subsidiary of Solstad Offshore. The overall net income/(loss) for the period decreased by $136.9 million compared with the same period in 2019 was due to the impairment losses described earlier and losses recorded in other non-operating items, net, of $40.4 million recorded in the six months ended June 30, 2020 principally related to net losses on marketable securities totaling $18.2 million and $25.9 million mark to market loss on derivatives.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the six months ended June 30, 2020 and the six months ended June 30, 2019. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings/deficit of associated companies”, where they are reported net of operating and non-operating expenses.

Total operating revenues

Total operating revenues increased by 6% in the six months ended June 30, 2020, compared with the same period in the previous year.

	Six months ended	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Sales-type, direct financing lease and leaseback asset interest income	34,221	28,416
Finance lease service revenues	3,591	4,887
Profit sharing revenue and income	11,576	1,547
Time charter revenues	158,674	168,977
Bareboat charter revenues	6,437	12,494
Voyage charter revenues	23,775	9,428
Other operating income	2,087	1,696
Total operating revenues	240,361	227,445

Sales-type, direct financing leases and leaseback asset interest income
Sales-type, direct financing lease interest income arose on our three crude oil tankers on charter to Frontline Shipping, one of which was sold in the six months ended June 30, 2020, and 22 container vessels on long term charters to MSC. In addition, the Company has leaseback interest income from three feeder container vessels chartered to MSC and four VLCCs which are reported as leaseback assets.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases; progressively, a lesser or capital proportion of the lease or loan rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease or loan. The 20% increase in sales-type/direct financing lease and vessel loan interest income in the six months ended June 30, 2020 compared with the same period in 2019 was mainly a result of the acquisition of three feeder container vessels and three VLCCs in the second half of 2019, and one VLCC in the second quarter of 2020 which are reported as leaseback assets. This was partially offset by the sale of one VLCC in January 2020 which was on charter to Frontline Shipping and termination of the lease of one offshore support vessel previously on charter to a subsidiary of Solstad Offshore .

Direct financing lease service revenues
The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter. The 27% decrease in direct financing lease service revenues in the six months ended June 30, 2020 compared to the prior six months ended June 30, 2019 is due to the sale of one VLCC in February 2020 which was on charter to Frontline Shipping.

Profit share revenue and income
We recorded $10.4 million of profit share revenue in the six months ended June 30, 2020 from the profit sharing arrangement with Frontline Shipping (six months ended June 30, 2019: $1.5 million) as the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above certain threshold levels, calculated and paid on a quarterly basis. No profit share revenue was earned by these vessels in the six months ended June 30, 2020 (Nil in the six months ended June 30, 2019).

We recorded $1.2 million from a fuel saving arrangement relating to two container vessels on charter to Maersk, following the installation of scrubbers. The Company is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel. No fuel saving revenue was earned in the six months ended June 30, 2019.

Time charter revenues
During the six months ended June 30, 2020, time charter revenues were earned by 16 container vessels, two car carriers, 22 dry bulk carriers and two product tankers. The 6% decrease in time charter revenues for the six months ended June 30, 2020, compared to the six months ended June 30, 2019, was mainly due to one Suezmax tanker which was on time charter during 2019, that was on a voyage charter in 2020, and reduced charterhire on seven container vessels which were off hire when they drydocked for scrubber installations which led to reduced charterhire in the six months ended June 30, 2020. This decrease in time charter revenues was partly offset by an increase in charterhire arising from the additional leap year day in 2020 as well as two 1,700 TEU container vessels which had previously been on bareboat charters up until December 2019, commencing time charters in the six months ended June 30, 2020.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the six month periods ended June 30, 2020, these consisted of two chemical tankers and seven 4,100 TEU container vessels. The 48% decrease in bareboat charter revenues compared to the six months ended June 30, 2019 is due to termination of charters and sale of the four offshore support vessels in the first quarter of 2020 and the termination of charters of two 1,700 TEU container vessels in December 2019, which are now on time charter and two 5,800 TEU container vessels which are now recorded as direct financing leases.

Voyage charter revenues
The 152% increase in voyage charter revenues for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was mainly attributable to the trading patterns of the two Suezmax tankers, Everbright and Glorycrown, trading in a pool together with two similar tankers owned by Frontline. During the six months ended June 30, 2020, there was an increase in voyage charter revenue from Everbright, which returned to voyage chartering during the six months ended June 30, 2020 and an increase in voyage charter income from Glorycrown resulting from an improved market and the increase resulting from the trading patterns of certain Handysize dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis.
Cash flows arising from sales-type leases, direct financing leases and leaseback assets
The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, the Solstad Offshore charterer, MSC, Landbridge and the Hunter Group, and shows how they are accounted for:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	34,221	28,416
Service revenue from direct financing leases	3,591	4,887
Repayments from sales-type leases, direct financing leases and leaseback assets	26,025	20,373
Total sales-type, direct financing leases and leaseback asset payments received	63,837	53,676

Gain on sale of assets and termination of charters
In the six months ended June 30, 2020, a net gain of $2.3 million was recorded, arising from the disposal of one crude oil tanker Front Hakata, in January 2020 and five offshore support vessels Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard, in the first six months of 2020 (see Note 2: Gain on sale of assets and termination of charters).
No vessels were sold or charters were terminated in the six months ended June 30, 2019.

Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Vessel operating expenses	78,764	65,512
Depreciation	55,298	58,648
Administrative expenses	6,045	5,905
Vessel impairment charge	80,511	—
Total operating expenses	220,618	130,065

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Group Management (Bermuda) Ltd. (“Golden Ocean Management”) of $7,000 per day for each vessel chartered to a subsidiary of Golden Ocean, in accordance with the vessel management agreements. Vessel operating expenses also consist of the day to day running costs as well as occasional voyage expenses for the container vessels, dry bulk carriers, car carriers and product tankers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from two Suezmax tankers trading in a pool together with two similar tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during the six months ended June 30, 2020.
Vessel operating expenses increased by $13.3 million for the six months ended June 30, 2020, compared with the same period in 2019. The increase is mainly due to an increase in drydocking costs as ten vessels were drydocked in the six months ended June 30, 2020 compared to four in same period in 2019. In addition two 1,700 TEU container vessels were on time charters in the six months ended June 30, 2020, which were on bareboat charters in the comparable period. The increases in vessel operating expenses is partly offset by the decrease in vessel management expenses for vessels chartered to Frontline from the sale of Front Hakata in 2020.
Depreciation expense relate to the vessels on charters accounted for as operating leases and on voyage charters. The decrease in depreciation of $3.4 million for the six months ended June 30, 2020, compared to the same period in 2019, was mainly due to impairment booked on the two feeder size container vessels recorded in 2019, impairments booked on seven Handysize container vessels in the first quarter of 2020 and the sale of the four offshore support vessels in the first quarter of 2020. The decrease was partially offset by an extra day's depreciation on the fleet for the 2020 leap year.

Following a review of the carrying value of our long-lived assets, and as a result of changes in expected future cashflows following the COVID 19 outbreak, impairment charges of $80.5 million were recorded against the carrying value of seven Handysize container vessels reported as owned vessels and one offshore support vessel reported as an 'asset held for sale' in the six months ended June 30, 2020. In the six months ended June 30, 2019, no impairment charges were recorded.
Interest income
Total interest income decreased by $2.0 million for the six months ended June 30, 2020, compared to the same period in 2019, mainly due to reduced interest income on loan notes from Frontline and Frontline Shipping, which were settled in February 2020 and lower interest received on bank and short term deposits due to lower cash balances held as well as reduced interest rates compared to comparative period.

Interest expense

	Six months ended	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Interest on US$ floating rate loans	17,102	21,369
Interest on NOK900 million senior unsecured floating rate bonds due 2019	—	906
Interest on NOK500 million senior unsecured floating rate bonds due 2020	1,007	1,759
Interest on NOK700 million senior unsecured floating rate bonds due 2023	2,336	2,123
Interest on NOK700 million senior unsecured floating rate bonds due 2024	2,238	362
Interest on NOK600 million senior unsecured floating rate bonds due 2025	1,437	—
Interest on 5.75% senior unsecured convertible bonds due 2021	6,102	6,102
Interest on 4.875% senior unsecured convertible bonds due 2023	3,520	3,616
Swap interest	2,285	247
Interest on finance lease obligations	30,082	31,497
Other interest	543	—
Amortization of deferred charges	4,621	4,184
Total interest expense	71,273	72,165
At June 30, 2020, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.6 billion (June 30, 2019: $1.5 billion), $0.0 million (NOK0 million) outstanding principal amount of NOK floating rate bonds due 2020 (June 30, 2019: $58.6 million, NOK500 million), $72.6 million (NOK700 million) outstanding principal amount of NOK floating rate bonds due 2023 (June 30, 2019: $70.3 million, NOK600 million), $72.1 million (NOK695 million) outstanding principal amount of NOK floating rate bonds due 2024 (June 30, 2019: $nil, NOKnil), $56.0 million (NOK540 million) outstanding principal amount of NOK floating rate bonds due 2025 (June 30, 2019: $nil NOKnil), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (June 30, 2019: $212.2 million), $141.9 million outstanding principal amount of 4.875% convertible bonds due 2023 (June 30, 2019: $148.3 million) and $1.0 billion under floating rate secured long-term credit facilities (June 30, 2019: $0.9 billion).

NOK floating rate bonds due 2019 were fully repaid as at June 30, 2019 and NOK floating rate bonds due 2020 were fully repaid as at June 30, 2020.
The average three-month LIBOR was 1.07% in the six months ended June 30, 2020 compared to an average of 2.59% in the six months ended June 30, 2019. The decrease in interest expense associated with our floating rate debt for the six months ended June 30, 2020, compared to the same period in 2019, is mainly due to loans on vessels that were refinanced at lower margins and decreased LIBOR rate in the period.
The decrease in interest expense on the NOK900 million and NOK 500 million floating rate bonds due 2019 and 2020 respectively is due to their redemption in March 2019 and June 2020 respectively. The increase in interest expense on the NOK700 million floating rate bonds due 2023 is due to the tap issue of NOK100 million in July 2019. The increase in interest expense on the NOK700 million floating rate bonds due 2024, NOK 600 million floating rate bonds due 2025 is due to their issuance in June 2019 and January 2020 respectfully. The decrease in interest expense on the 4.875% convertible bonds is due to the buyback of $6.4 million in the first quarter of 2020.
At June 30, 2020, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.1 billion of floating rate debt at a weighted average rate excluding margin of 1.75% per annum (June 30, 2019: $0.9 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.69% per annum). The decrease in swap interest expense is due to changes in swaps and also due to fluctuations in average LIBOR and NIBOR rates.
Other interest expense for the six months ended June 30, 2020 of $0.5 million (six months ended June 30, 2019 $nil million) arose from the sale and subsequent forward contract to repurchase shares of which is accounted for as a secured borrowing. (see Note 11: Short term and long term debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on four vessels on long-term time charter to MSC (June 30, 2019: four vessels) and seven vessels under a sale and leaseback transaction with an Asia based financial institution (June 30, 2019 : seven vessels) The decrease in interest in finance lease obligations for the six months ended June 30, 2020, when compared to the same period in 2019 arose due to decreased finance lease obligations..

Other non-operating items

	Six months ended	Six months ended
(in thousands of $)	June 30, 2020	June 30, 2019
Gain/(loss) on repurchase of bonds and extinguishment of debt	1,081	1,802
Gain on settlement of related party loan note	4,446	—
Dividends received from related parties	3,884	2,164
(Loss)/gain on investments in debt and equity securities	(18,236)	27,323
Other financial items, net	(31,583)	(14,072)
Total other non-operating items	(40,408)	17,217

The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes.
Dividends received in 2020 were $2.4 million from Frontline and $1.5 million from ADS Crude Carriers. Dividends received in 2019 included a $2.0 million liquidation dividend from Golden Close on which the investment had previously been written down to zero, and $0.2 million from ADS Carriers.
The loss on investments and debt and equity securities in the six months ended June 30, 2020 principally relates to the mark to market loss of $20.5 million, of which $14.9 million relates to the forward contracts on Frontline shares, which was partly offset by realized gain of $2.3 million on the sale of 2.0 million of the Frontline shares in the second quarter of 2020. The gain on investment in debt and equity securities in the six months ended June 30, 2019 principally relates to the unrealized gain of $27.2 million on the 11 million Frontline shares held at June 30, 2019.
In the six months ended June 30, 2020, other financial items, net principally related to a loss of $25.9 million from negative mark-to-market adjustments on non-designated derivatives (six months ended June 30, 2019, a loss of $6.3 million) and $5.8 million increase (six months ended June 30, 2019, $0.7 million decrease) in net cash payments on non-designated derivatives including settlement of interest rate swaps of $4.5 million following the refinancing of the related debt facilities. In addition in the six months ended June 30, 2019, the Company recorded an impairment loss of $8.2 million on the Sea Bear loan note after it concluded that the loan note may no longer be recoverable.
As reported above, certain assets were accounted for under the equity method in 2020 and 2019. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
In the six month periods ended June 30, 2019, and June 30, 2020, the Company had three wholly-owned subsidiaries which were accounted for under the equity method, as discussed in the Consolidated Financial Statements included herein (Note 9: Investments and deficit in associated companies). The total equity in earnings of associated companies in the six months ended June 30, 2020 was $2.7 million lower than in the comparative period in 2019 mainly due to recording of the allowance for expected credit losses of $3.4 million, principally in respect of SFL Deepwater which owns the West Taurus.

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have ten dry bulk carriers, two Suezmax tankers, two car carriers, two chemical tankers and two containerships trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following existing and planned scrubber installations on seven container vessels on charter to Maersk, there are profit sharing arrangements on fuel cost savings with Maersk. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Liquidity and Capital Resources
At June 30, 2020 we had total cash and cash equivalents of $152.1 million, restricted cash of $8.0 million and investments in equity securities and corporate bonds of $35.3 million.
In the six months ended June 30, 2020 we generated cash of $122.4 million net from operations, used $66.3 million net in investing activities and used $99.1 million net in financing activities.

Cash flows provided by operating activities for the six months ended June 30, 2020 increased to $122.4 million, from $114.0 million for the same period in 2019, due mainly to increased profit share of $10.0 million compared with the same period in 2019. Excluding this, the increase is due mainly to the timing of charter hire and trade and other receivables.

Investing activities used cash of $66.3 million in the six months ended June 30, 2020, compared to $14.7 million provided in the same period in 2019. The cash used in investing activities for the six months ended June 30, 2020 compared to cash used in 2019 is mainly due to an increase in the outflow of cash from $1.1 million in 2019 to $65.0 million used to purchase leaseback assets, an increase in the outflow of cash from $1.1 million in 2019 to $40.3 million used to fund capital improvements. In addition, the cash outflow for 'Other investments and long term assets' of $32.5 million in the six months ended June 30, 2020, relates principally to funding for collateral deposits on swap agreements. This is offset by an inflow of cash of $34.6 million in the six months ended June 30, 2020 from the sale of Front Hakata, Sea Cheetah, Sea Jaguar, Sea Halibut and Sea Pike compared to $0.0 million in the comparable period and an inflow of cash of $21.1 million on sale of the forward contracts on Frontline shares compared to $0.0 million in the comparable period.

Net cash utilized from financing activities for the six months ended June 30, 2020 was $99.1 million, compared to $128.7 million in the same period in 2019. Proceeds from debt drawn down in the six months ended June 30, 2020 were $129.9 million higher than the comparable period in 2019. Payments in connection with the settlement of a cross currency swap following the repurchase and settlement of debt were $30.1 million lower than comparable period in 2019 and the cash dividend paid was $10.4 million lower than the comparable period in 2019. In addition, there were proceeds from sale of forward contracts on shares of $12.7 million for the six months ended June 30, 2020. This was offset by an increase of $160.2 million in the cash utilized to prepay and repay long-term debt due to debt being refinanced in the period and lower repayments of investment in finance leases and leaseback assets, compared to same period in 2019 due to timing of lease payments.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

The following table presents an overall summary of our borrowings as at June 30, 2020.

As at June 30, 2020
(in millions of $)	Outstanding balance
Unsecured borrowings:
5.75% senior unsecured convertible bonds due 2021	212.2
4.875% senior unsecured convertible bonds due 2023	141.9
NOK700 million senior unsecured floating rate bonds due 2023	72.6
NOK700 million senior unsecured floating rate bonds due 2024	72.1
NOK600 million senior unsecured floating rate bonds due 2025	56.0
Total bonds	554.8
Borrowings secured on Frontline shares	15.6
U.S. dollar denominated floating rate debt due through 2025	1,038.8
Total borrowings of Company and consolidated subsidiaries	1,609.3
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	597.9
Total borrowings	2,207.2
Finance lease liabilities	1,073.5
Total borrowings and lease liabilities	3,280.7

The loan facilities of the equity accounted subsidiaries originally contained financial covenants, with which both SFL and Seadrill must comply. As part of the restructuring of Seadrill in 2018, the financial covenants on Seadrill were replaced by financial covenants on a subsidiary of Seadrill, Seadrill Rig Holding Company Limited, who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes.
Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at August 31, 2020, excluding three container vessels and two chemical tankers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪the strength of world economies;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪fluctuations in currencies and interest rates;
▪general market conditions including fluctuations in charter hire rates and vessel values;
▪availability of skilled workers and the related labor costs;
▪the Company’s dependence on key personnel, adequacy of insurance coverage, and its ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪changes in demand in the markets in which the Company operates;
▪changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;
▪developments regarding the technologies relating to oil exploration and the effects of new products and new technology in the Company’s industry;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;
▪increased inspection procedures and more restrictive import and export controls;

▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪the impact of the discontinuance of LIBOR after 2021 on any of the Company’s debt that references LIBOR in the interest rate;
▪the volatility of the price of the Company’s common shares;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪performance of the Company’s charterers and other counterparties with whom the Company deals;
▪the impact of any restructuring of the counterparties with whom the Company deals, including any potential restructuring, including filing for Chapter 11 bankruptcy protection, by Seadrill;
▪timely delivery of vessels under construction within the contracted price;
▪changes in governmental rules and regulations or actions taken by regulatory authorities;
▪potential liability from pending or future litigation;
▪general domestic and international political conditions;
▪the length and severity of the recent coronavirus outbreak (COVID-19) and its impact on the demand for commercial seaborne transportation and the condition of the financial markets;
▪potential disruption of shipping routes due to accidents; and
▪piracy or political events; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, as well as those described from time to time in the reports filed by the Company with the Commission.
This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The information set forth herein speaks only as of the date hereof and the Company undertakes no obligation to update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: August 31, 2020

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer